Exhibit 99.2

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Reports Third Quarter 2010 Non-GAAP Revenue of

$54.2 million and Non-GAAP EPS of $0.25, Exceeding Consensus

Estimates

Third Quarter Highlighted by $12.0 million in Operating Cash Flow, Increased License Sales,

Significant New Logo Sales, Record Cross Selling and Expansion in Emerging Markets

SHANGHAI, ATLANTA, Nov. 11, 2010 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, today announced financial results for the third quarter ended September 30, 2010. Non-GAAP revenue(a) was $54.2 million and Non-GAAP net income(a) was $7.0 million, or $0.25 in Non-GAAP earnings per share(a) (Non-GAAP EPS), compared to Non-GAAP revenue of $48.6 million and Non-GAAP net income of $9.6 million, or $0.33 in Non-GAAP earnings per share, in the third quarter of 2009. Operating cash flow in the third quarter of 2010 was $12.0 million.

Third quarter 2010 Adjusted EBITDA(a) was $10.1 million, compared to $13.2 million in the third quarter of 2009. The company’s third quarter 2010 Non-GAAP EPS, Adjusted EBITDA and Non-GAAP revenue exceeded current First Call consensus estimates of $0.22 per share for Non-GAAP EPS, $9.0 million for Adjusted EBITDA and $53.9 million for Non-GAAP revenue. CDC Software’s cash and cash equivalents totaled $36.4 million as of September 30, 2010. Third quarter 2010 Adjusted EBITDA margin(a) was 19 percent, compared to 27 percent in the third quarter of 2009.

Third quarter 2010 license revenue increased by 18 percent to $9.0 million, compared to $7.6 million in the third quarter of 2009. Non-GAAP SaaS revenue(a) increased 48 percent to $3.9 million, compared to $2.6 million in the second quarter of 2010. The number of enterprise sales deals increased to 348 in the third quarter of 2010, compared to 247 in the third quarter of 2009. Approximately 54 percent of CDC Software’s total license revenue was derived from North America, 30 percent from EMEA, and 16 percent from Asia/Pacific

“Overall, we are pleased with third quarter 2010 results including our 18 percent growth in license revenue, 12 percent increase in Non GAAP revenue compared to the third quarter of 2009, significant expansion in application sales, and solid cash flow from operations of $12.0 million,” said Bruce Cameron, president of CDC Software. “Our third quarter Non-GAAP revenue, Adjusted EBITDA and Non-GAAP EPS beat consensus estimates despite the company’s transition to its hybrid software model, which required increased upfront costs for sales, marketing and R&D. Therefore, we believe we are on track to meet Non-GAAP EPS estimates of $1.02-$1.08 for 2010 and consider our EPS to be among the highest in our selected software peer group.

“Specifically, our European business saw significant growth in the third quarter, with the U.K. region achieving its best quarter in two years for software license sales. We have also achieved our highest cross-sell revenue in more than two years, which was highlighted by a recent six figure deal with a CDC Supply Chain customer that selected our CDC eCommerce cloud solution. For our on-premise solutions, we had the highest number of new logo sales for Ross ERP in two years, significant new logo sales with our CDC Platinum HRM solutions and the CDC Factory product line generated the highest dollar revenue of new logo business of all the CDC Software Business units and product lines. We believe these recent sales achievements illustrate the success of our hybrid business model, especially with our performance in cross-sell deals between our SaaS and on-premise solutions.”

Third quarter 2010 application sales increased 84 percent to $14.0 million, from $7.6 million in the third quarter of 2009. Application sales are comprised of license revenue plus new secured total contract value (SCTV) of SaaS contracts. STCV is the contract dollar amount for the duration of the contracts for all SaaS contracts secured, including new logo contracts, upsell, rental, as well as all renewals received by the end of the quarter.

The strong growth in application sales was primarily due to organic growth in the company’s core on-premise and acquired SaaS product lines, especially in new logo customers. The third quarter was highlighted by several large deals that included two seven digit sales and services deals (one for the CDC TradeBeam cloud solution and the other for the CDC Factory on-premise plant floor solution), another three-quarters of a million dollar sale for CDC TradeBeam and a sizeable Pivotal CRM on-premise license sale in Russia.

Third quarter 2010 Total Contracted Backlog (TCB) was $133.9 million, compared to $99.3 million in the third quarter of 2009. TCB is the sum of the remaining revenue value of SaaS and term license or rental contracts through the end of their respective terms, the value of contracted renewals for current SaaS and rental contracts based on 12 months of value, plus annualized maintenance revenues from existing on-premise contracts based on the rolling average of the previous 12 months. The company’s third quarter 2010 SaaS renewal rate was approximately 94 percent.

Total Non-GAAP recurring revenue(a), which CDC Software defines as Non-GAAP maintenance revenue(a) plus Non-GAAP SaaS revenue, was $29.8 million in the third quarter of 2010, compared to $25.4 million in the third quarter of 2009. CDC Software did not begin separately reporting SaaS revenue until the fourth quarter of 2009. Third quarter 2010 Non-GAAP maintenance revenue was $26.0 million, compared to $25.4 million in the third quarter of 2009. CDC Software has also continued to achieve a maintenance retention rate of approximately 90 percent. Third quarter 2010 Non-GAAP services revenue was $14.8 million, compared to $14.9 million in the third quarter of 2009.

During the third quarter of 2010, Non-GAAP EPS was impacted by several factors, including those related to the company’s transition to its hybrid software model where SaaS implementation costs are recognized when incurred, while the related professional service revenue typically is recognized over the estimated customer life. In addition, profitability was also affected by higher sales and marketing and R&D expenses.

Integrate

CDC Software has shown a strong track record in successfully integrating acquisitions that can be largely attributed to its global technology and business infrastructure that offers compelling economies of scale, especially when utilizing the company’s global sales and back office shared services center.

For example, the CDC gomembers business, which was acquired late in the fourth quarter of 2009, recorded more than $1.0 million in total application sales for the third quarter 2010 and has continued to invest in business development initiatives. The company has also seen solid growth in its SaaS business, which included an increase in SaaS renewals and upselling.

CDC TradeBeam reported its best quarter in closed business for the year that included a Fortune 500 company, a seven digit multi-year expansion contract with a leading global manufacturer and a new logo sale with a multi-billion dollar technology company. CDC eCommerce, with its multi-channel commerce offerings, will soon be integrated with the CDC Supply Chain fulfillment platform at a leading retailing customer. This integration was the result of a cross-sell worth more than $700,000.

Innovate

During the third quarter of 2010, CDC Software introduced several new products and version upgrades for its core on-premise ERP, supply chain management and complaint management applications including Ross PLM, its new product lifecycle management application, CDC Supply Chain’s iWMS v7 for extended warehouse and delivery management and Advance Order Management v10.1 and Respond 5.4, featuring additional multi-language support for Chinese, French, and Spanish. The company also delivered major versions of its Public and Not-for-Profit SaaS solutions with the launch of CDC gomembers version 4 and 4gov version 10, and a major upgrade of its multi-tenant, cloud-based CDC eCommerce platform with a new solution supporting mobile browsing and shopping. With the new CDC eCommerce upgrade, CDC Software delivers another channel to its multichannel commerce strategy that includes innovative technology directly addressing the call center, public marketplaces like eBay, the web and now mobile communications.

As we previously announced, CDC Software was recently recognized by Forrester Research as one of four companies cited as “Emerging Players to Watch” in the October 21, 2010 report: “The Forrester Wave™: B2C eCommerce Platforms, Q4 2010”.

Grow

CDC Software’s growth in its business is highlighted by increases in license revenue, new logo sales, application sales, and record cross-selling.

Sales highlights in the third quarter included new SaaS sales accounting for 43 percent of Total Contract Value (TCV); a balanced mix of sales in key verticals such as food and beverage, manufacturing, financial services, retail/wholesale and the not-for-profit/public sector; the highest number of new logo sales for Ross ERP products in two years; the CDC Factory product line, which generated 12 percent of total license revenues; and SaaS deals including a seven figure contract and two other separate deals between $700,000 and $750,000 each, one of which was a cross-sale with CDC Supply Chain and CDC eCommerce.

Another key part of CDC Software’s growth strategy is its Strategic Alliance Program. During the third quarter of 2010, CDC Software added one new original equipment manufacturer (OEM). CDC Software’s OEM sales pipeline has grown from $150,000 in the fourth quarter of 2009 to $1.5 million in the third quarter of 2010. In addition, partner revenue increased 21 percent to $5.8 million for the first nine months of 2010, compared to $4.8 million in the first nine months of 2009.

CDC Software is continuing to focus on emerging economies such as India, China and Russia since the company believes those regions present significant growth opportunities in the future. The Strategic Alliance Program is expected to be instrumental in expanding in those markets, and already through this program, a sizeable Pivotal CRM sale was completed in Russia during the third quarter of this year.

In addition, CDC Software is adding Beijing Hinge Xin Yuan Software Co, as its new franchise partner in China, which will help the company expand its CDC Platinum HRM solution into the large state-owned enterprise market. Through its Franchise Partner Program, CDC Software funds investments through the acquisition of majority control or minority stakes in strategic partners located in high growth geographies.

Share Buyback

Since August 2010, CDC Software has purchased a total of 161,122 shares at an average price of $5.66 per share. To date, CDC Software, management and certain affiliates of the company, have purchased an aggregate of approximately 986,769 shares at an average price of $8.58 per share.

Concluding Remarks

Peter Yip, CEO of CDC Software said, “CDC Software was one of the first on-premise enterprise software companies to aggressively launch a hybrid software strategy last year and our third quarter results show not only healthy growth in our top line revenue, but also remarkable progress in expansion of our hybrid business. With an impressive 35 percent improvement in third quarter Total Contracted Backlog of $133.9 million compared to $99.3 million in the third quarter 2009, and increases in our recurring revenue for the third quarter, we expect to accomplish our previously announced goal to develop recurring revenue streams reaching closer to 70 percent of total revenue over the next few years.

“While the transition to this hybrid model, which includes increased R&D and sales and marketing spending, will impact profitability in the short-term, we believe we are headed in the right direction for resuming healthy topline revenue growth, and maintaining above industry average profitability with a more predictable recurring revenue stream. We expect to continue to expand our hybrid business model through organic growth, accelerating cross sell, expansion in emerging markets, as well as strategic investments and acquisitions.”

Conference Call

The Company’s senior management will host a conference call for financial analysts and investors, Thursday, Nov. 11, 2010 at 8:30 AM ET

USA-based Toll Free Number: +1 (888) 603-6873

International: +1 (973) 582-2706

Pass code: # 18658681, Call Leader: Monish Bahl

This call is being webcast by Thomson Reuters and can be accessed at the following link:

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-ventDetails&c=215971&eventID=3018326

Individual investors also can listen to the call through at the following link: www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via Thomsonone’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until Nov. 25, 2010. U.S. based Toll Free Number: +1800-642-1687, U.S.-based Toll Number: +1 706-645-9291. Conference ID number: #. 18658681

Footnotes:

a) Adjusted Financial Measures

This press release includes Non-GAAP revenue, Non-GAAP net income, Non-GAAP earnings per share, Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP SaaS revenue, Non-GAAP recurring revenue, Non-GAAP maintenance, and Non-GAAP gross margin, which are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (collectively, the “Non-GAAP Financial Measures”). We believe that these Non-GAAP Financial Measures are helpful in understanding our past financial performance and our future results. Non-GAAP Financial Measures are not alternatives for measures such as revenue, gross margin, net income, net income margin, EBITDA and earnings per share prepared under GAAP. These Non-GAAP Financial Measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

(b) Revised 2009 Information

Results provided herein for 2009 may be different than those previously reported in our press releases due to certain year-end adjustments required to be made in connection with the audit of our financial statements for the year ended December 31, 2009.

All dollar amounts are in U.S. dollars

Special Note Regarding CDC Software Financial Results, Estimates and Guidance

The financial results, estimates and guidance provided herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These financial results, estimates and guidance do not apply to, and are not indicative of, the consolidated financial results of CDC Corporation, or the financial results of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries. Investors are cautioned not to place reliance on the financial results, estimates and guidance set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation or China.com, Inc., and should read the foregoing in conjunction with the reports and other materials filed with the United States Securities and Exchange Commission by CDC Corporation and CDC Software Corporation, from time to time.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise requirements planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, eCommerce, human capital management, government and not-for-profit, customer relationship management (CRM), complaint management, business intelligence/analytics and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release, and the materials related thereto, include “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about our future financial performance and progress with respect thereto, our beliefs regarding the success of our hybrid business model and our recent cross-selling performance, our beliefs and expectations regarding future growth opportunities and geographic markets, our beliefs regarding our Strategic Alliance Program, our beliefs regarding expansion of our CDC Platinum HRM solution, our expectations regarding future recurring revenue streams, our beliefs about future profitability and growth of our business, our beliefs and expectations about any trends or momentum we may see in our sales and operations, our expectations regarding future levels of and performance in revenues, earnings per share, cross-selling, renewal rates and other metrics, and the continuation thereof, our expectations relating to our business model, as well as our goals and strategies and the achievement thereof, our beliefs regarding possible future acquisitions and investments, our plans and goals with respect to research and development and product development, our plans for future product launches and the value thereof, our plans and expectations relating to our Strategic Alliance Program and our Franchise Partner Program, our beliefs regarding our financial performance and its comparison to our selected peer group, our expectations regarding SaaS revenue, including momentum and expectations for revenue performance, our beliefs regarding the factors behind our success with integrations, our beliefs and expectations regarding our pipelines, including on-premise, cross-selling and SaaS, our beliefs regarding strategic partnerships, our beliefs regarding our credit facility with Wells Fargo Capital Finance and our access to, and uses thereof, our beliefs regarding our “acquire, integrate, innovate and grow” strategy and its effect on our positioning for long-term growth and profitability, our plans and expectations for future partnerships with third parties, our expectations regarding future revenues and the proportion of which may come from recurring sources, our beliefs regarding our scalable infrastructure, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners, including our expansion as a hybrid enterprise software provider; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services, including our expansion as a hybrid enterprise software provider; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (n) the risk of liability and losses from any litigation matters or other disputes in which we may be involved; and (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

CDC Software

Unaudited Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars except share and per share data)

	December 31,	September 30,
	2009 (b)	2010
	Audited
ASSETS
Current assets:
Cash and cash equivalents	$40,349	$36,390
Restricted cash	113	94
Accounts receivable (net of allowance of $5,090 and $4,443 at December 31, 2009 and September 30, 2010, respectively)	44,660	43,695
Marketable securities	1,084	420
Prepayments and other current assets	7,970	12,266
Deferred tax assets	3,215	3,286

Total current assets	97,391	96,151

Property and equipment, net	5,288	5,423
Goodwill	155,617	174,830
Intangible assets	72,032	67,671
Deferred tax assets	32,051	32,239
Receivable from Parent	34,166	30,635
Note receivable due from related parties	680	1,868
Investment in cost method investees	604	1,512
Other assets	1,589	3,047

Total assets	$399,418	$413,376

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,185	$10,386
Purchase consideration payables	2,184	1,638
Income tax payable	3,853	5,875
Short-term bank loans	4,364	7,901
Accrued liabilities	23,048	21,460
Restructuring accruals, current portion	2,015	1,481
Deferred revenue	53,152	51,662
Deferred tax liabilities	1,151	1,143

Total current liabilities	101,952	101,546

Long-term debt	—	8,245
Deferred tax liabilities	21,875	21,960
Purchase consideration payables, net of current portion	810	2,452
Other liabilities	9,628	10,844

Total liabilities	134,265	145,047

Contingencies and commitments

Shareholders’ equity:
Class A ordinary shares, $0.001 par value; 50,000,000 shares authorized; 4,800,000 and 5,210,638 shares issued as of December 31, 2009 and September 30, 2010, respectively; 4,679,037 and 4,181,422 shares outstanding as of December 31, 2009 and September 30, 2010, respectively	5	5
Class B ordinary shares, $0.001 par value; 27,000,000 shares authorized; 24,200,000 shares issued as of December 31, 2009 and September 30, 2010; 24,200,000 and 23,789,362 shares outstanding as of December 31, 2009 and September 30, 2010, respectively	24	24
Additional paid-in capital	249,219	251,380
Common stock held in treasury; 120,963 and 1,029,216 shares as of December 31, 2009 and September 30, 2010, respectively	(1,118)	(9,013)
Retained earnings	16,843	24,453
Accumulated other comprehensive income (loss)	10	1,091

Total shareholders’ equity	264,983	267,940

Noncontrolling interest	170	389

Total equity	265,153	268,329

Total liabilities and shareholders’ equity	$399,418	$413,376

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	June 30,	September 30,
	2010	2010
REVENUE:
Licenses (including royalties from related parties of $530 and $374, respectively)	$8,817	$9,006
Maintenance (including royalties from related parties of $111 and $211, respectively)	23,866	25,240
Professional services (including royalties from related parties of $114 and $149, respectively)	16,624	14,702
Hardware	1,141	567
SaaS	2,143	3,492

Total revenue	52,591	53,007

COST OF REVENUE:
Licenses	5,047	4,807
Maintenance	4,137	4,201
Professional services (including cost from related parties of $1,797 and $2,750, respectively)	12,302	12,926
Hardware	853	445
SaaS	1,273	1,138

Total cost of revenue	23,612	23,517

Gross profit	28,979	29,490
Gross margin %	55%	56%

OPERATING EXPENSES:
Sales and marketing expenses	9,670	10,032
Research and development expenses	7,062	6,870
General and administrative expenses	8,857	11,128
Operating expenses allocated to Parent	(1,947)	(2,261)
Exchange (gain) loss	(1,155)	(1,105)
Amortization expenses	1,296	1,350
Restructuring and other charges	602	(376)

Total operating expenses	24,385	25,638

Operating income	4,594	3,852
Operating margin %	9%	7%

Other income (loss), net (including interest income from Parent of $276 and $304, respectively)	(10)	153

Income before income taxes	4,584	4,005
Income tax expense	(1,452)	(988)

Net income	3,132	3,017
Net (income) loss attributable to noncontrolling interest	(141)	37

Net income attributable to controlling interest	$2,991	$3,054

Net income attributable to controlling interest per class A ordinary share—basic and diluted	$0.11	$0.11

Net income attributable to controlling interest per class B ordinary share—basic and diluted	$0.11	$0.11

Weighted average shares of class A outstanding—basic and diluted	4,509,011	4,302,410

Weighted average shares of class B outstanding—basic and diluted	23,923,457	23,840,376

Total weighted average shares—basic and diluted	28,432,468	28,142,786

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended September 30,
	2009	2010
REVENUE:
Licenses (including royalties from related parties of $724 and $374, respectively)	$7,618	$9,006
Maintenance (including royalties from related parties of $61 and $211, respectively)	25,414	25,240
Professional services (including royalties from related parties of $32 and $149, respectively)	14,882	14,702
Hardware	697	567
SaaS	—	3,492

Total revenue	48,611	53,007

COST OF REVENUE:
Licenses	4,318	4,807
Maintenance	3,834	4,201
Professional services (including cost from related parties of nil and $2,750, respectively)	12,613	12,926
Hardware	680	445
SaaS	—	1,138

Total cost of revenue	21,445	23,517

Gross profit	27,166	29,490
Gross margin %	56%	56%

OPERATING EXPENSES:
Sales and marketing expenses	7,783	10,032
Research and development expenses	4,001	6,870
General and administrative expenses	9,369	11,128
Operating expenses allocated to Parent	(2,304)	(2,261)
Exchange gain	(865)	(1,105)
Amortization expenses	1,094	1,350
Restructuring and other charges	900	(376)

Total operating expenses	19,978	25,638

Operating income	7,188	3,852
Operating margin %	15%	7%

Other income, net (including interest income from Parent of $737 and $304, respectively)	796	153

Income before income taxes	7,984	4,005
Income tax expense	(1,834)	(988)

Net income	6,150	3,017
Net loss attributable to noncontrolling interest	91	37

Net income attributable to controlling interest	$6,241	$3,054

Unaudited pro forma information:
Net income attributable to controlling interest per class A ordinary share—basic and diluted	$0.22	$0.11

Net income attributable to controlling interest per class B ordinary share—basic and diluted	$0.22	$0.11

Weighted average shares of class A outstanding—basic and diluted	4,799,740	4,302,410

Weighted average shares of class B outstanding—basic and diluted	24,200,000	23,840,376

Total weighted average shares—basic and diluted	28,999,740	28,142,786

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Nine months ended September 30,
	2009	2010
REVENUE:
Licenses (including royalties from related parties of $961 and $1,370, respectively)	$22,574	$25,746
Maintenance (including royalties from related parties of $201 and $391, respectively)	74,432	73,976
Professional services (including royalties from related parties of $32 and $263, respectively)	50,866	46,624
Hardware	1,701	2,615
SaaS	—	7,165

Total revenue	149,573	156,126

COST OF REVENUE:
Licenses	13,831	14,603
Maintenance	11,054	12,502
Professional services (including cost from related parties of nil and $4,547, respectively)	42,886	38,971
Hardware	1,556	2,072
SaaS	—	2,949

Total cost of revenue	69,327	71,097

Gross profit	80,246	85,029
Gross margin %	54%	54%

OPERATING EXPENSES:
Sales and marketing expenses	23,856	29,271
Research and development expenses	12,708	20,618
General and administrative expenses	26,300	28,625
Operating expenses allocated to Parent	(7,888)	(6,550)
Exchange gain	(2,054)	(1,637)
Amortization expenses	3,382	3,926
Restructuring and other charges	2,175	426

Total operating expenses	58,479	74,679

Operating income	21,767	10,350
Operating margin %	15%	7%

Other income, net (including interest income from Parent of $621 and $938, respectively)	671	873

Income before income taxes	22,438	11,223
Income tax expense	(6,390)	(3,020)

Net income	16,048	8,203
Net loss (income) attributable to noncontrolling interest	141	(192)

Net income attributable to controlling interest	$16,189	$8,011

Unaudited pro forma information:
Net income attributable to controlling interest per class A ordinary share—basic and diluted	$0.56	$0.28

Net income attributable to controlling interest per class B ordinary share—basic and diluted	$0.56	$0.28

Weighted average shares of class A outstanding—basic and diluted	4,799,740	4,468,173

Weighted average shares of class B outstanding—basic and diluted	24,200,000	23,985,614

Total weighted average shares—basic and diluted	28,999,740	28,453,787

CDC Software

Unaudited Combined Statement of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	June 30,	September 30,
	2010	2010
OPERATING ACTIVITIES:
Net income	$3,132	$3,017
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	952	869
Amortization expense	4,753	4,865
Provision for bad debt	301	464
Stock compensation expenses	552	764
Exchange (gain) loss	(1,155)	(1,105)
Loss on disposal of property and equipment	—	1
Gain on disposal of available-for-sale securities	—	—
Accrued interest income from Parent	(277)	(303)
Accrued interest income	(42)	(39)
Changes in operating assets and liabilities:
Accounts receivable	(1,042)	5,824
Deposits, prepayments and other receivables	970	(417)
Other assets	199	159
Accounts payable	(3,342)	548
Income tax payable	1,077	686
Accrued liabilities	(2,435)	(1,241)
Deferred revenue	(2,062)	(3,279)
Other liabilities	(625)	1,138

Net cash provided by operating activities	956	11,951

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(21,075)	216
Payment for prior year acquisitions	(2,100)	(600)
Purchases of property and equipment	85	(615)
Disposal (purchase) of marketable securities	(390)	—
Investment in cost method investees	(1,920)	(148)
Decrease (increase) in restricted cash	18	—

Net cash used in investing activities	(25,382)	(1,147)

FINANCING ACTIVITIES:
Borrowings from (advances to) Parent, net	(17)	(1,258)
Short-term borrowings (payments), net	13,535	(2,912)
Debt issuance costs	(1,389)	—
Purchases of treasury stock	(1,506)	(1,195)
Payments for capital lease obligations	(270)	(72)

Net cash provided by (used) in financing activities	10,353	(5,437)

Effect of exchange differences on cash	(938)	1,532

Net increase in cash and cash equivalents	(15,011)	6,899
Cash at beginning of period	44,502	29,491

Cash at end of period	$29,491	$36,390

CDC Software

Unaudited Combined Statement of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
OPERATING ACTIVITIES:
Net income	$6,150	$3,017	$16,048	$8,203
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	766	869	2,372	2,520
Amortization expense	4,482	4,865	14,205	14,723
Provision for bad debt	295	464	869	656
Stock compensation expenses	750	764	1,132	1,760
Deferred income tax provision	(21)	—	(28)	—
Exchange gain	(865)	(1,105)	(2,054)	(1,637)
Loss on disposal of property and equipment	1	1	93	1
Gain on disposal of marketable securities	—	—	—	(319)
Accrued interest income from Parent	(789)	(303)	(673)	(938)
Interest (income) expense on restricted cash	12	—	(47)	—
Accrued interest income	—	(39)	—	(81)
Changes in operating assets and liabilities:
Accounts receivable	9,355	5,824	20,495	4,198
Deposits, prepayments and other receivables	1,873	(417)	(644)	(2,058)
Other assets	(11)	159	(277)	165
Accounts payable	(610)	548	159	(2,901)
Income tax payable	1,848	686	5,616	1,966
Accrued liabilities	(701)	(1,241)	(5,060)	(4,981)
Deferred revenue	(3,483)	(3,279)	(5,385)	(3,676)
Other liabilities	149	1,138	128	778

Net cash provided by operating activities	19,201	11,951	46,949	18,379

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(1,323)	216	(1,323)	(23,105)
Payment for prior year acquisitions	—	(600)	—	(2,700)
Purchases of property and equipment	(203)	(615)	(890)	(836)
Capitalized software	(905)	—	(3,000)	—
Disposal of marketable securities	—	—	—	731
Investment in cost method investees	—	(148)	(38)	(2,068)
Decrease (increase) in restricted cash	(11)	—	3,209	18

Net cash used in investing activities	(2,442)	(1,147)	(2,042)	(27,960)

FINANCING ACTIVITIES:
Proceeds from issuance of class A ordinary shares	43,391	—	43,391	—
Borrowings from (advances to) Parent, net	(13,753)	(1,258)	(48,748)	464
Short-term borrowings (payments), net	(524)	(2,912)	(403)	11,360
Debt issuance costs	—	—	—	(1,389)
Purchases of treasury stock	(39)	(1,195)	(39)	(4,044)
Payments for capital lease obligations	(95)	(72)	(460)	(460)

Net cash provided by (used) in financing activities	28,980	(5,437)	(6,259)	5,931

Effect of exchange differences on cash	500	1,532	839	(309)

Net increase (decrease) in cash and cash equivalents	46,239	6,899	39,487	(3,959)
Cash at beginning of period	20,589	29,491	27,341	40,349

Cash at end of period	$66,828	$36,390	$66,828	$36,390

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA and Non-GAAP Net Income

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	June 30,	September 30,
	2010	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income	$4,594	$3,852
Add back restructuring and other charges	602	(376)
Add back depreciation expense	952	869
Add back amortization expense	1,296	1,350
Add back amortization expense included in cost of revenue	3,457	3,515
Add back stock compensation expense	552	764
Add back exchange gain	(1,155)	(1,105)
Add back deferred revenue grind (1)	1,444	1,194

Adjusted EBITDA	$11,742	$10,063

Adjusted EBITDA margin %	22%	19%

	Three months ended
	June 30,	September 30,
	2010	2010
(a) Reconciliation from GAAP net income attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income attributable to controlling interest	$2,991	$3,054
Add back amortization expense	1,296	1,350
Add back amortization expense included in cost of revenue	3,457	3,515
Add back stock based compensation	552	764
Add back restructuring and other charges	602	(376)
Add back deferred revenue grind (1)	1,444	1,194
Add back exchange gain	(1,155)	(1,105)
Add back non cash tax expense	871	593
Tax affect on all reconciling items @ 31%	(2,279)	(1,999)

Non-GAAP net income	$7,779	$6,990

Non-GAAP net income as % of revenue	14%	13%
Total weighted average shares outstanding (basic and dilutive)	28,432,468	28,142,786
Non-GAAP net income per share (basic and dilutive)	$0.27	$0.25

(1)	Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA and Non-GAAP Net Income

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income	$7,188	$3,852	$21,767	$10,350
Add back restructuring and other charges	900	(376)	2,175	426
Add back depreciation expense	766	869	2,372	2,520
Add back amortization expense	1,094	1,350	3,381	3,926
Add back amortization expense included in cost of revenue	3,388	3,515	10,824	10,797
Add back stock compensation expenses	750	764	1,132	1,760
Add back exchange gain	(865)	(1,105)	(2,054)	(1,637)
Add back deferred revenue grind (1)	—	1,194	—	3,841

Adjusted EBITDA (2)	$13,221	$10,063	$39,597	$31,983

Adjusted EBITDA margin %	27%	19%	26%	20%

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP net income attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income attributable to controlling interest	$6,241	$3,054	$16,189	$8,011
Add back amortization expense	1,094	1,350	3,381	3,926
Add back amortization expense included in cost of revenue	3,388	3,515	10,824	10,797
Subtract capitalized software credits	(905)	—	(3,000)	—
Add back stock based compensation	750	764	1,132	1,760
Add back restructuring and other charges	900	(376)	2,175	426
Add back deferred revenue grind (1)	—	1,194	—	3,841
Add back exchange gain	(865)	(1,105)	(2,054)	(1,637)
Add back non cash tax expense	642	593	2,237	1,812
Tax affect on all reconciling items @ 31%	(1,620)	(1,999)	(4,499)	(6,433)

Non-GAAP net income	$9,625	$6,990	$26,385	$22,503

Non-GAAP net income as % of revenue	20%	13%	18%	14%
Total weighted average shares outstanding (basic and dilutive)	28,999,740	28,142,786	28,999,740	28,453,787
Non-GAAP net income per share (basic and dilutive)	$0.33	$0.25	$0.91	$0.79

(1)	Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.
(2)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in our consolidated statement of operations. Below is a summary of capitalized software credits for 2009 and 2010:

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
Capitalized software credits	$(905)	$—	$(3,000)	$—

CDC Software

Unaudited Reconciliation From GAAP Revenue to Non-GAAP Revenue

(Amounts in thousands of U.S. dollars)

	Three Months Ended September 30, 2009
	GAAP Results	Non-GAAP Adjustments	Non-GAAP Results
Licenses	$7,618	$—	$7,618
Maintenance	25,414	—	25,414
Professional services	14,882	—	14,882
Hardware	697	—	697
SaaS	—	—	—

Total revenue	$48,611	$—	$48,611

	Three Months Ended June 30, 2010
	GAAP Results	Non-GAAP Adjustments	Non-GAAP Results
Licenses	$8,817	$—	$8,817
Maintenance	23,866	793	24,659
Professional services	16,624	179	16,803
Hardware	1,141	—	1,141
SaaS	2,143	472	2,615

Total revenue	$52,591	$1,444	$54,035

	Three Months Ended September 30, 2010
	GAAP Results	Non-GAAP Adjustments	Non-GAAP Results
Licenses	$9,006	$—	$9,006
Maintenance	25,240	712	25,952
Professional services	14,702	96	14,798
Hardware	567	—	567
SaaS	3,492	386	3,878

Total revenue	$53,007	$1,194	$54,201